UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2026

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

The Company may include forward-looking statements (including as defined in the U.S. Private Securities Litigation Reform Act of 1995) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel; delays, suspensions or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and the Middle East; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; tariffs and other trade barriers; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s most recent Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Update on 2026 AGM Voting dated 02 November 2026, prepared by WPP plc.

FOR IMMEDIATE RELEASE                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                     2  November 2026

WPP plc ("WPP")

Results of Annual General Meeting on 8 May 2026 - Update Statement

At the WPP plc (LSE/NYSE: WPP) Annual General Meeting ("AGM") on 8 May 2026, Resolution 3 (Compensation Committee Report) and Resolution 4 (Directors' Compensation Policy) received 75.84% and 74.92% of the votes cast in favour respectively, less than the 80% support level identified in the UK Corporate Governance Code. As a result, over the past few months, WPP has engaged with those major shareholders who did not support the resolutions to understand the reasons behind their voting decisions.

The feedback from these discussions focussed primarily on the qualitative nature of the underpin on the restricted share awards under the hybrid long-term incentive, together with the base salary of the incoming CEO Cindy Rose, compared to that of her predecessor.

As reported in our 2025 Compensation Committee Report, detailed consideration was given to the design of the underpin during the Policy shareholder consultation process, which included shareholders representing over 80% of the register. The Board determined that a qualitative rather than quantitative underpin was appropriate, enabling the assessment of performance in the round at the end of the vesting period, given the transformation being undertaken, focus on strategic delivery, and wider practice in our key talent markets. The Board will ensure that there is clear disclosure provided to shareholders at the end of the period on the factors considered before the restricted share awards are released.

The Board carefully considered the incoming CEO's compensation package on her appointment. It recognised that the salary was at a premium to her predecessor but was required to secure a high-calibre candidate from the technology sector.

The Board is grateful to all shareholders that engaged with it during both consultation processes and values all feedback received. WPP is committed to maintaining constructive and positive relationships with its shareholders and their advisors and will continue to engage as appropriate going forward.

Balbir Kelly-Bisla
Company Secretary

Further information
Media: press@wpp.com
Investors: irteam@wpp.com

About WPP
WPP is the trusted growth partner for the world's leading brands. We unite cutting-edge media intelligence and data solutions, world-class creativity, next-generation production, transformative enterprise solutions and expert strategic counsel in a single company - powered by exceptional talent and our agentic marketing platform, WPP Open, to help our clients navigate change, capture opportunity and deliver transformational growth. For more information, visit wpp.com.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 02 November 2026.	By: ______________________
Balbir Kelly-Bisla
Company Secretary